Via Facsimile and U.S. Mail
Mail Stop 03-09

							March 11, 2005

Samuel S. Duffey
General Counsel
Accentia Biopharmaceuticals, Inc.
5310 Cypress Center Drive #101
Tampa, Florida 33609

Re:	Accentia Biopharmaceuticals, Inc.
	Registration Statement on Form S-1
	Filed February 11, 2005
      File Number 333-122769

Dear Mr. Duffey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please complete all of the non-pricing blank sections of your filing prior to filing your next amendment.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

6. Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

Cover Page
7. Please revise the first line where you disclose the number of shares of common stock to say "up to (blank) shares of our common stock."

Table of Contents

8. Please relocate the first paragraph at the top of this page and the paragraphs below the table of contents so that they appear somewhere after the Risk Factors section in the filing.

Prospectus Summary, page 1

9. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business and products. Please revise the summary to present a balanced picture. The revised discussion should include, among other things, your history of losses, accumulated deficit, that you have no commercially viable products or FDA approved products, and that you expect to continue incurring substantial losses for the foreseeable future and may never achieve profitability. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

10. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

11. Please eliminate jargon and technical terms from the forepart of the prospectus and provide a "plain English" explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:

* "intranasal"
* "oral corticosteroids "
* "antifungals"
* "applied topically"
* "oral suspension"
* "antigen"
* "hybridoma"
* "mammalian"
* "higher fidelity"

If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.

Risk Factors

12. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "material adverse effect" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise to describe the adverse effect(s) in greater detail.

13. Please include a separate stand alone risk factor to disclose any known side effects of your product candidates, in particular, side effects associated with SinuNase and Biovaxid.

14. Please revise to include a description and caption that addresses your material legal proceedings as discussed on page 94.

We are largely dependent on the success of our two most
significant
...., page 9

15. Many of the factors included in this risk factor warrant separate disclosure. To the extent they have been discussed as separate risk factors, delete them from this discussion, if they have not been discussed independently, please consider including separate risk factor disclosure addressing them.


If clinical trials of SinuNase, Biovaxid, or any of our current or future ..., page 10

16. We note the list of factors that may impede your ability to initiate and complete clinical trials. If you have experienced any of these problems, please revise to describe the situation and the consequences. It may be necessary to break the discussion into separate risk factor discussions, addressing each of the factors separately.

17. If there are clinical trial participants who have experienced any adverse side effects, please revise to describe them.

18. Please revise to include a separate stand alone risk factor addressing the possibility that you might be required to conduct additional preclinical and phase III clinical studies and the potential consequences if you are required to perform such studies.

19. Please include a separate stand alone risk factor that addresses the risks associated with conducting clinical trials. Your disclosure should include the possibility of not enrolling enough patients, costs, FDA non-approval, etc.

If we fail to obtain FDA approval of SinuNase, Biovaxid, or any of our other ..., page 10

20. If you intend to seek approval of your product in each of these foreign markets, please revise to disclose this information. If you can market your product in these countries once you receive FDA approval, please explain.

Lack of precedent for FDA approval of a patient-specific active idiotype vaccine ..., page 11

21. Please revise to combine this risk factor with the one immediately preceding it, as it is discussing the same subject matter of FDA approval and does not likely warrant its own risk factor caption and description.

Delays in clinical testing could result in increased costs to us
....,
page 11
22. Please quantify the estimated costs to complete clinical trials.

23. We note your statement that you may experience delays in conducting and completing clinical trials. To the extent applicable, please revise to describe any delays you have experienced and the cause of these delays. It may be necessary to discuss each of the causes as a separate risk factor.

We have incurred significant costs in our development efforts to date
...., page 12

24. Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the development of your products. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.
The commercialization of our product candidates may not ..., page
12

25. Please revise your disclosure to state that even if you receive additional financing, you may not be able to complete planned clinical trials, development, manufacturing and marketing of any or all of your product candidates.

We may experience difficulties in manufacturing Biovaxid or in obtaining ..., page 14

26. If you have experienced any of the problems you describe in this risk factor, please revise to describe these difficulties and their impact on you, if material.

We are dependent on third-party development partners for the development ..., page 15

27. Please revise your disclosure to indicate you may not find another suitable source of supply that meets your needs to manufacture the MD Turbo device or your other products.

We will rely on third-party contract manufacturers for the supply of many of our ..., page 16

28. We note you expect to rely on third party suppliers to develop the pharmaceutical formulations. Please revise to identify all of the third party suppliers in addition to Mikart, Inc., on which you are substantially dependent, and file your agreements with these parties. If you have not yet entered into agreements with parties able to provide these services, revise to disclose this information.

29. Please combine this risk factor with the risk factor on page
15
with the caption "[w]e are dependent on third-party development partners for the development..." It seems the subject matter of the two discuss similar risks and do not warrant separate disclosure.

If we acquire other complementary technologies or companies, our financial ..., page 17

30. Please disclose if you have experienced any of difficulties listed in the bullet points and describe the actual or expected consequences for the acquisitions you have completed to date.

We are not able to prevent third parties, including potential competitors, from ..., page 18

31. Please disclose the names of known competitors for Biovaxid that you describe on page 79, particularly Genitope and Favrille, and state these two companies have product candidates in Phase III clinical trials.





If we are sued for infringing intellectual property rights of third parties ..., page 19

32. To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

We currently depend on single source suppliers for critical raw materials ..., page 21

33. Please revise to identify all sole source suppliers, if you have already disclosed all of your single source suppliers, please so state, and revise the caption to indicate a single supplier.

If we fail to comply with extensive regulations enforced bye the
FDA
...., page 23

34. Please revise this in conjunction with the next two risk factors that follow. All of these risk factors deal with governmental compliance or regulatory oversight by governmental agencies. The subheadings are duplicative and as a result, the risk factor disclosure is cumbersome and difficult to read. Please revise to combine where appropriate risks associated with governmental regulation and reserve more in depth discussion of this subject for the government regulation section on page 80.

We may not be able to maintain sufficient product liability
insurance
...., page 26

35. Please disclose your insurance coverage limitations and whether or not you believe your coverage is adequate.

The failure to attract and retain skilled personnel could impair our product ..., page 26

36. Please identify the individuals with whom you have employment agreements, and disclose whether you have key man life insurance policies for Francis E. O`Donnell, Jr., Martin G. Baum, Steve R.
Arikian, and Alan M. Pearce.

37. Please disclose whether any key personnel has plans to retire or leave your company in the near future.

If the ownership of our common stock continues to be highly concentrated, it may ...,page 30

38. Please revise your caption and the discussion to state that because of highly concentrated ownership this may also lead to the entrenchment of management.

A significant portion of our total outstanding shares are restricted from immediate ..., page 30

39. Please quantify the number of shares that may be issued upon the exercise of outstanding options and warrants.

Use of Proceeds, page 34

40. We note you plan to use some proceeds for continued development of SinuNase and Biovaxid. Please disclose the specific amounts from your offering proceeds that you intend to allocate for each project under development. Please also state your reasonable estimate as to which stage of development you expect these proceeds will take you as to each project.

41. Please identify with more specificity the uses that you currently categorize as "general corporate purposes," and state how much of the proceeds you plan to put toward each such use. Also, please provide similar detail for the amount of net proceeds that may be utilized as described in the third paragraph of this section.

42. Please add a statement to the disclosure in this section, which states you will amend the registration statement by post-effective amendment if there are any material changes to application of your net proceeds.

Selected Consolidated Financial Data, page 39

43. In accordance with Item 301 of Regulation S-K, please include predecessor financial information.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 43

44. Please expand your disclosure to include a robust discussion of the unique factors effecting estimation of fair value and both quantified and narrative disclosure of the impact that reasonably likely changes in one or more of those factors would have on reported results, financial position and liquidity. Quantify changes in estimates in each period or state that changes in estimate were not material, if true, and indicate how you determined the amounts were not material.

Purchased In-Process Research and Development, page 45

45. We note that you recorded significant amounts of In-Process
Research and Development costs. Please provide the following disclosures in the notes to financial statements:

a. Disclose the specific nature and fair value of each significant in-process research and development project acquired.
b. Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.
c. Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.
d. Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
e. Disclose the significant appraisal assumptions, such as:
i. the period in which material net cash inflows from significant projects are expected to commence;
ii. material anticipated changes from historical pricing, margins and expense levels; and
iii. the risk adjusted discount rate applied to the project`s cash flows.


Results of Operations
Year Ended September 30, 2003 Compared with Year Ended September
30,
2002, page 51

46. Please note that the results of operations should discuss all periods presented in the financial statements including predecessor operations. It does not appear as though you discussed the results for the Analytica Group from October 1, 2001 to March 31, 2002.
Please revise or advise.

47. Please include a discussion of Discontinued Operations.

Liquidity and Capital Resources, page 54

48. Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

49. Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. For example, disclose the aging of accounts receivable. In addition, please explain why accounts receivable decreased from September 30, 2003 to September 30, 2004 when total net sales increased for the same period. Disclose the reasons for the significant decrease in accrued expenses from September 30, 2003 to September 30, 2004. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Finally, include a discussion and analysis of known trends and uncertainties. Specifically address the trend of cash being used in operations.

Contractual Obligations and Off-Balance Sheet Arrangements, page
58

50. Please provide to us supplementally the components of the $6,982,000 for product distribution/license agreements and minimum royalty payments.

51. The table should include interest on long-term debt. This inclusion should be explained as a note to the table.

Business, page 61

General

52. Please provide independent third party support for the following statements:

1. "Rhinosinusitis is one of the most commonly reported chronic diseases in the U.S., affecting an estimated 14% of the population.
Approximately 35 million Americans suffer from rhinosinusitis every year, and an estimated 90% of all rhinosinusitis cases are chronic"
(page 63);
2. "A primary diagnosis of acute bacterial rhinosinusitis or chronic rhinosinusitis accounted for 59% of all expenditures, or $3.5 billion, for 1996" (page 63);
3. "CRS also results in indirect costs for Americans, such as greater than 70 million lost activity days and reduced social and physical functioning" (page 63);
4. "Currently, there is no FDA-approved therapy for CRS" (page
64);
5. "NHL is the sixth most common cancer and the sixth leading cause of death among cancers in the U.S. with a comparable number estimated in Europe. Currently in the U.S., there are over 300,000 patients diagnosed with NHL. Of these cases, approximately 85% are in the form of B-cell NHL, while 15% are T-cell NHL" (page 69);
6. "Unlike indolent B-cell NHL, approximately 40% of aggressive B-cell NHl cases are cured by standard chemotherapy" (page 69);
7. "Rituxan is used in approximately 67% of all new cases of NHL per year with U.S. sales estimate to exceed one billion dollars annually"
(page 69);
8. "An estimated 40 million prescriptions are written for MDIs each year. Over 1.25 million prescriptions are filled for spacers or holding chambers each year" (page 76);
9. "The market for products that control nausea and vomiting is estimated to exceed $1.7 billion in annual sales" (page 77); and
10. "Over 75 million Americans suffer form either acute or chronic pain. As a result, the prescription pharmaceutical market for the treatment of pain was projected to be in excess of $24 billion in sales in the U.S. in 2004. In 2003, an estimated 89 million prescriptions were written for hydrocodone/acetaminophen products. Currently, general and family practitioners and internal medicine practitioners collectively write more than 50% of all prescriptions in the pain category.

To the extent you have stated that these statistics are based on industry sources, please identify the sources. Also, please provide similar support for statements made in the Summary and revise accordingly.

53. Please identify the names of the studies to which you refer to in the second paragraph on page 70.

54. Please describe the nature of your distribution, collaboration, and supply agreements that you have filed as exhibits in the Business section of your filing. Your discussion should include:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Payment terms;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.

You should provide this disclosure for exhibits 10.5 through 10.14.

55. Since you have included your license agreements with BioDelivery
Sciences International, Inc., Mayo Foundation for Medical
Education
and Research, and The Board of Trustees of the Leland Stanford
Junior
University as exhibits to your registration statement you should include a discussion of the material provisions of these agreements in your Business section. The discussions of material terms should include, as applicable:

a. licensing party`s name;
b. technologies covered by the agreement;
c. products/services to be provided and/or received under the agreement;
d. payment provisions, including quantifying payments to date, aggregate potential milestone payments, and future annual payments;
e. the existence of royalty provisions, and the amount of any minimum royalty payments;
f. the existence of revenue sharing agreements;
g. duration of the agreement;
h. termination provisions, including consequences of early termination; and
i. all other material rights and obligations of the parties to the agreement.

Competition, page 79

56. To the extent known or easily obtainable, please identify your principal competitors` share of the market.

Customers, page 93

57. Please include as a separate stand alone risk factor your dependence on Cardinal Health and McKesson Corporation as customers who account for more than 10% of your revenues.




Properties, page 94

58. Please disclose whether you intend to negotiate a renewal of the lease for Biovest`s office in Worcester, Massachusetts, which expires
February 28, 2006.

Executive Compensation, page 101

59. We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Relationships and Related Transactions, page 108

60. Revise to explain your relationship to each of the parties in the descriptions of transactions for each. For example, if Dr. O`Donnell is Vice Chairman and a director of Biovest, please also state he is the Chief Executive Officer of Accentia Biopharmaceuticals.

61. Please disclose for all transactions under this section whether the terms of the transactions are on terms no less favorable to the company than could be obtained with non-affiliated parties.

Other Transactions, page 113

62. We note that Dr. O`Donnell personally guarantees a line of credit in the amount of $3 million. We further note that Hopkins Capital Group, LLC was granted warrants to purchase 600,000 shares of common stock in consideration of Dr. O`Donnell`s guaranty and pledge. Please disclose whether upon completion of the offering, payments to
Hopkins Capital Group under the line of credit will continue, whether
Mr. O`Donnell will continue to guarantee obligations on the line, and what if any termination provisions exist.

Principal and Selling Stockholders, page 114

63. Please identify the natural persons who have voting and dispositive power for the shares held by the named entities including the selling stockholder in the 5% stockholders table on page 115.

64. Please revise to indicate how the selling stockholder acquired the shares offered for resale. Also, indicate the number of shares the selling stockholder is offering. Refer to Item 507 of Regulation
S-K.


Lock-up Arrangements, page 124

65. Please state how many shares are subject to the lock-up agreement.

Underwriting, page 125

66. Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

67. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

68. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

69. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated
Financial Statements

70. Please update the financial statements as required by Rule 3-
12
of Regulation S-X.

71. If stock-based compensation is reported as a separate line on the statement of operations, you should disclose on the face of the statement what line items the amount would be classified in (research and development, sales and marketing, general and administrative, etc.).

72. Amortization of acquired developed products should be classified in cost of sales. Alternatively, indicate on the face of the statement of operations parenthetically that cost of sales excludes amortization of acquired developed product rights and disclose the amount excluded in the notes to the financial statements.

Consolidated Balance Sheets, page F-4

73. In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding.

Consolidated Statements of Stockholder`s Deficit, page F-9

74. Audited information for the latest three fiscal years is required by Rule 3-04 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-11

75. Please provide additional disclosures, or direct us to
disclosure, relating to the acquisition of intangible assets of
$2.9
million for the year ended September 30, 2004. Also, explain how presenting this amount net of obligations complies with FAS 95.

Notes to Consolidated Financial Statements
Note 1. Description of business and summary of significant accounting policies
Principles of Consolidation, page F-14

76. Please confirm whether the entities that are consolidated have the same fiscal year end as Accentia.

77. Explain to us, and in the disclosure, why the financial statements do not present a minority interest for 19% of Biovest or revise the financial statements as necessary.

Revenue Recognition, page F-17

78. Your disclosure that revenue in the Biopharmaceutical Products and Services segment is "generally recognized on a percentage of completion basis" is vague. Disclose how revenue is recognized for contracts and services that do not use the percentage of completion method.

79. Furthermore, please note that long-term contracts to provide services are not within the scope of SOP 81-1, "Accounting for Performance of Construction Type Contracts and Certain Production Type Contracts". Therefore, revise your disclosure to eliminate reference to the percentage of completion method. Also indicate the typical duration of your contracts.

* Explain to us why using an input measure (cost) rather than an output measure is appropriate for contract cell production services.
In your explanation, describe in reasonable detail the nature and terms of your contracts as well as the relationship between costs incurred and the performance of services. Indicate the type of contracts utilized in the cell production services business (fixed price, etc.).

* Explain to us, and disclose, why it is appropriate to recognize revenue at an earlier point than when the amounts are billable.

80. In your discussion of revenues in the Specialty
Pharmaceuticals
segment, please expand your disclosure to address all of the criteria for revenue recognition discussed in Staff Accounting Bulletin
Topic
13.

Research and Development Expenses, page F-19

81. Please disclose the types of costs included in R&D, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

Stock-based compensation, page F-19

82. The assumptions disclosed for FAS 123 should include the weighted-average for each year presented separately. Refer to paragraph 47d of FAS 123.

Note 3. Acquisitions and Dispositions
Pro Forma Results of Operations, page F-23

83. Show separately in the table on page F-22 the amount recognized as in-process research and development.

84. Clarify to us, and in the disclosure, how you accounted for the
Biovest transaction. Clarify what you mean by "all of which is eliminated in consolidation". Disclose when the $17.5 million note will be paid to Biovest and how that will be accounted for. Reconcile the amount of intangible assets acquired disclosed in this note and in other places to the amounts presented in Note 6, that is, provide a schedule showing beginning balance, additions, disposals, ending balance.

85. We note your disclosure regarding the purchase of assets and liabilities of IMOR, GmbH on December 1, 2003. A date of October 2003 is used in Management`s Discussion and Analysis on page 41. Please address these conflicting disclosures. Disclose the purchase price allocation. Furthermore, please disclose how it was determined that $0.6 million should be capitalized as goodwill. Indicate if you acquired a business or net assets.




Note 6. Intangible Assets, page F-25

86. As product rights are material, disaggregate the capitalized amount and accumulated amortization by product. In addition, justify not amortizing certain product rights. Reference supporting accounting literature. Explain why amortization is not included in the table of future expected amortization. From disclosure on page
42 it appears that you capitalize milestone payments based on achievement of development goals. Revise the disclosure to explain why capitalization of the payment is appropriate.

Note10. Related Party Transactions

Related party license agreement and sale of royalty rights, page
F-29

87. Explain to us why it is appropriate to expense the $2.5 million paid to BDSI for the future royalty rights.

License Agreement with Arius, page F-30

88. Please expand your disclosure to include the termination provisions of this agreement. Please also consider similar disclosure for the Mayo agreement.

Note 12. Stockholders` Equity, page F-33

89. The options and warrants with exercise prices from $.01 to
$1.00
should be disaggregated in the table on page F-38 in order to provide ranges that are more meaningful. Refer to paragraph 48 of FAS
123.

Note 14. Segment Information, page F-40

90. In accordance with paragraph 27 of SFAS 131, please disclose the amount of the measure of profit or loss for each reportable segment that is used by the chief operating decision maker. In addition, since your consolidated statements of operations break out revenues from products and services, it would appear as though additional disclosures are required in your notes to financial statements in order to comply with paragraph 37 of SFAS 131.

Note 15. Impairment Charges, page F-41

91. In accordance with SFAS 144, please expand your disclosure regarding the impairment of $4.7 million to discuss the facts and circumstances leading to the impairment. The disclosure should indicate the event(s) triggering impairment and why the period in which the impairment was recognized is the appropriate period.




Note 17. Product Rights and Obligations, page F-43

92. We note your disclosure regarding the agreement with Stanford
University. Please include disclosure of the significant terms of this agreement in the notes to financial statements or explain why no disclosure is required.

93. Explain to us why it is appropriate to recognize a liability for the amounts aggregating $4.4 million. Also clarify the difference between the $4.4 million on page F-43 and the $8.5 million on page F-
44.
BioVest International, Inc. Financial Statements

94. Please provide to us supplementally your significance tests for determining the audited financial statement periods required for Biovest. The periods presented should not overlap periods included in the financial statements of Accentia.
TEAMM Pharmaceuticals, Inc. Financial Statements

95. We note that the results for TEAMM have been included in Accentia`s consolidated financial statements since the date of acquisition (April 2003). The pre-acquisition financials that are presented are as of December 31, 2002. Therefore, there is a gap of more than three months between pre-acquisition and post-acquisition audited financial statements. Please provide interim information for the period following TEAMM`s latest pre-acquisition fiscal year end but prior to its acquisition by Accentia.

Statements of Stockholder`s Equity (Deficit), page F-78

96. Please label the 2001 information as reviewed.

Exhibit 23.1

97. The consent should also specifically reference the report dated
December 3, 2003 for BioVest International, Inc.

98. You indicate that you use an independent valuation firm to value intangibles purchased in acquisitions and for annual impairment analyses (page 44, for example). If the reference to valuation firms is retained, you should name the firm(s) and provide a consent from each party.

Exhibits

99. We note that you have not yet filed some of your exhibits.
Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

100. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form S-1. If Alan M. Pearce, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Vanessa Robertson at (202) 824-5504 or Lisa Vanjoske at (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact
Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Martin A. Traber, Esquire
	Foley & Lardner LLP
	100 North Tampa St., Suite 2700
	Tampa, Florida 33602

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Samuel S. Duffey
Accentia Biopharmaceuticals, Inc.
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